

Matt Sievers · 2nd

Co-Founder PRIMER Electrolyte Charged Hard Seltzer's

Milwaukee, Wisconsin, United States · Contact info

500+ connections

 **PRIMER Electrolyte Charged Hard Seltzers**

KU The University of Kansas

Experience

 **Co-Founder | Co-CEO**
PRIMER Electrolyte Charged Hard Seltzers · Self-employed
Jan 2021 - Present · 1 yr 3 mos
Milwaukee, Wisconsin, United States

 **Partner**
Three Degrees, Inc.
Mar 2021 - Nov 2021 · 9 mos

A marketing collective bridging the past and present to create actionable brand strategy for a bright future.

 **Co-Founder**
BFY Beverage Brand (Stealth Mode)
Jan 2021 - Nov 2021 · 11 mos

 **Independent Consultant**
Self Employed · Full-time
Dec 2020 - Mar 2021 · 4 mos
Milwaukee, Wisconsin, United States

 **VP Marketing**
Caravan Hospitality Group · Full-time
Dec 2016 - Jun 2020 · 3 yrs 7 mos
Milwaukee, Wisconsin

-Built a bar, restaurant hospitality group with 7 unique brands over 3 years
-Lead brand development and growth from ideation to creation. Managed the creation and execution of all content and promotions across all locations. Worked ...see more

Show all 12 experiences →

Education

 **The University of Kansas**
BA, Communication Studies
2000 - 2004

Activities and societies: Radio DJ for KJHK 90.7 for 2 years